					EXHIBIT 12
	SOLUTIA INC.

	COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

	(Dollars in Millions)

	2003	2004	2005	2006	2007

Income (loss) from continuing operations,
before income taxes and equity
earnings (loss) from affiliates (1)	(364)	(277)	(83)	(76)	(215)

Add:
Fixed charges	126	120	90	110	146
Amortization of capitalized interest	6	7	5	4	5
Dividends from affiliated companies	-	-	-	25	-

Less:
Interest capitalized	(1)	(3)	(3)	(4)	(5)
Income as adjusted	(233)	(153)	9	59	(69)

Fixed charges
Interest expensed and capitalized	116	111	82	104	139
Estimate of interest within rental
expense	10	9	8	6	7
Fixed charges	126	120	90	110	146

Ratio of Earnings to Fixed Charges (2)	(1.86)	(1.27)	0.10	0.54	(0.47)

(1)  Includes restructuring charges and other (gains)/charges of $4 million for the year ended December 31, 2007, $5 million for the year ended December 31, 2006, $14 million for the year ended December 31, 2005, $102 million for the year ended  December 31, 2004, and $238 million for the year ended December 31, 2003.

(2)  Earnings for the years ended December 31, 2007, 2006, 2005, 2004, and 2003, would have to be $215 million, $51 million, $81 million, $273 million, and $359 million, respectively, in order to achieve a one-to-one ratio.